OUR GOVERNANCE FRAMEWORK

Sasol is a values-based organisation, committed to high standards of business integrity and ethics. The Board steers and sets the direction of the Group and brings independent, informed and effective judgement and leadership to bear on material decisions reserved for the Board, while ensuring that strategy, risk, performance and sustainable development considerations are effectively integrated and appropriately balanced.

For more details on the responsibilities, powers, policies, practices and processes of the Board, directors and the Group's executives and other officials, refer to the Board charter as well as the Group's memorandum of incorporation on our website, www.sasol.com.

Areas of focus

The Board and its committees continue to closely monitor the implementation of Sasol's legal compliance policies and processes and improve upon them to mitigate the risk of non-compliance with the laws in the various jurisdictions in which we do business. Competition laws, anti-bribery and anti-corruption laws, sanction laws, safety, health and environmental laws, identified as key Group legal compliance risk areas, remain our focus. We have implemented risk mitigation controls for each of these areas, aiming to achieve a balanced approach on compliance, by taking into consideration Sasol's obligations as well as Sasol's rights. The Board is satisfied that it fulfilled all its duties and obligations in the 2018 financial year.

Risk/Opportunity | Control/Assurance | Disclosures

SASOL LIMITED SHAREHOLDERS

SASOL LIMITED BOARD

Independent Non-executive Directors			Executive directors	5 Meetings
MSV Gantsho*	M Flöel	MJN Njeke	B Nqwababa	18 August 2017
C Beggs	GMB Kennealy	MEK Nkeli	SR Cornell	19 September 2017
MJ Cuambe	NNA Matyumza	PJ Robertson[1]	P Victor	17 November 2017
MBN Dube	ZM Mkhize	S Westwell		23 February 2018
				25 May 2018

Audit Committee	Capital Investment Committee		Nomination and Governance Committee
C Beggs*	PJ Robertson*[1]	S Westwell	MSV Gantsho*
GMB Kennealy[2]	MJ Cuambe	S R Cornell	M Flöel
NNA Matyumza[3]	MBN Dube	B Nqwababa	MJN Njeke
MJN Njeke[4]	M Flöel	P Victor	MEK Nkeli
S Westwell	GMB Kennealy		PJ Robertson
5 meetings | 86% attendance	4 meetings | 94% attendance		4 meetings | 100% attendance

Remuneration Committee	Safety, Social and Ethics Committee		Digital, IM and Hedging Committee	
MEK Nkeli*	MSV Gantsho[5]	M E K Nkeli	S Westwell*	P Victor
MSV Gantsho	C Beggs	S Westwell	C Beggs	
M Flöel	MJ Cuambe	S R Cornell	NNA Matyumza	
NNA Matyumza	MBN Dube	B Nqwababa	S R Cornell	
PJ Robertson	ZM Mkhize*	P Victor[5]	B Nqwababa	
4 meetings | 100% attendance	5 meetings | 100% attendance		4 meetings | 100% attendance	

JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS

GROUP EXECUTIVE COMMITTEE

Combined Assurance and Disclosure Committee	Safety Committee	Investment Committee	Policy, Sustainability and Stakeholder Relations Committee	Sanctions Compliance Committee

EXECUTIVE VICE PRESIDENTS

WHOLLY OWNED SUBSIDIARIES AND OPERATING MODEL ENTITIES[6]

ASSOCIATES | JOINT VENTURES | SHAREHOLDERS

STAKEHOLDERS

ETHICAL FOUNDATION

* Chairman

1. Mr PJ Robertson did not attend these board and committee meetings due to family bereavement.
2. Ms GMB Kennealy attended three out of five meetings. One of the meetings she did not attend was as a result of a family emergency and the other due to a schedule clash.
3. Ms NNA Matyumza attended four out of five meetings. The meeting she did not attend was a special meeting arranged at short notice.
4. Mr MJN Njeke attended four out of five meetings. The meeting he did not attend was a special meeting arranged at short notice.
5. Dr MSV Gantsho and Mr P Victor stepped down as members on 23 February 2018 and 25 May 2018 respectively.
6. Comprise strategic business units, operating business units, regional operating hubs and Group functions.

We regularly review and benchmark the Group’s governance structures and processes to ensure they support effective and ethical leadership, good corporate citizenship and sustainable development and ensure that they are applied in the best interests of Sasol and our stakeholders. We have the necessary policies and processes in place to ensure that all entities in the Sasol Group adhere to essential Group requirements and governance standards. As a direct or indirect shareholder, Sasol exercises its rights and is involved in the decision-making of its subsidiaries on material matters and the Board is satisfied that its delegation of authority framework contributes to role clarity and effective exercise of authority and responsibilities. Our directors and the composition of the Board and committees The Board recognises and embraces the benefits of diversity at Board level, to enhance the quality of deliberations and of directors’ perspectives. We appreciate that Board diversity is an essential component for sustaining a competitive advantage. Directors are chosen for their corporate leadership skills, experience and expertise. Our Board Charter emphasises the importance of race, age and gender diversity in the composition of the Board. Our Board comprises 33,3% female directors and 46,7% black persons from South African descent. In the year, we announced the retirement of Mr HG Dijkgraaf, Lead Independent Director and chairman of the Remuneration Committee. Mr MJN Njeke was appointed as Lead Independent Director in his stead. As previously announced, Ms IN Mkhize retired as Director and Chairman of the Safety, Social and Ethics Committee on 17 November 2017. We also announced the appointment of two new female independent Non-executive Directors, Dr M Flöel and Ms MBN Dube during the financial year. policy. We are comfortable that, after the latest changes to the Board, we still have the right balance of skills, experience and independence to make a meaningful contribution to the business of the company. The committees established by the Board play an important role in enhancing standards of governance and effectiveness within the Group. The terms of reference of the Board and its committees form part of the Board Charter and are reviewed every year. The roles and functions of the Chairman, the Lead Independent Director and the Joint Presidents and Chief Executive Officers are described in the Board charter available on our website at www.sasol.com. The complete terms of reference of the committees are available on Sasol’s website, www.sasol.com. A summary of the terms of reference of the Audit Committee, including its duties and the execution thereof, are set out in the Audit Committee report included in the Annual Financial Statements and the functions of the Remuneration Committee, as well as directors’ remuneration and other relevant remuneration information are available in the Remuneration Report. Development The development of industry and Group knowledge is a continuous process and we brief directors on legal developments and changes in the risk and general business environment on an on-going basis. We apprise newly appointed directors of Sasol’s business and their duties and responsibilities as directors and give them the opportunity to visit Sasol’s plants and operations. The Board, its committees as well as any director are entitled to seek independent professional advice concerning the company’s affairs and to gain access to any information they may require in discharging their duties as directors. Performance The effectiveness and performance of the Board, its committees, individual directors and the Chairman was measured by way of a self-assessment in the financial year. We are satisfied that the Board’s performance is satisfactory in all aspects. We specifically, consider the independence of directors and their other commitments when they are first appointed, as well as annually, or at any other time when a director’s circumstances change and warrant re-evaluation. This is done to determine whether a director has sufficient time to discharge his or her duties effectively and is free from conflicts that cannot be managed satisfactorily. No director appointed after 25 November 2016 may hold office for longer than nine years. The Board may nominate a director who served for nine years for re-election for an additional period of one year at a time, but no director’s term of office may exceed 12 years. The Board is of the view that all Non-executive Directors are independent, in accordance with King IV™ and the rules of the NYSE. We have reconfirmed the independence of our Non-executive Directors who have been in office for more than nine years, namely Dr MSV Gantsho, Mr C Beggs and Mr MJN Njeke. We did this after taking into account, among other considerations, the extent to which the diversity of their views, skills and experience continue to enhance the Board’s effectiveness and they are able to question management judgment objectively and inclusively. Succession planning will remain a key focus area in the year ahead. The Nomination and Governance Committee assisted with the identification of suitable candidates to be proposed for appointment to the Board, taking into consideration the Board’s succession plan and skills profile. Our two new directors were appointed following the identification by the Nomination and Governance Committee of a need to supplement the Board’s expertise in the areas of chemicals, corporate finance, environmental sustainability and public Female representation on Board 2019 33,3%,30% met June 2019 target ahead of time. Target 26,7% 33,3% 20172018